SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                     RYANAIR LAUNCHES ONLINE BINGO & GAMING

                          PARTNERSHIP WITH JACKPOT JOY

Ryanair, Europe's largest low fares airline today (Wednesday, 1st November 2006) announced an online gaming partnership with jackpotjoy.com, the UK's biggest on-line bingo operator, to allow passengers to enjoy a flutter while booking their flights, car hire, and hotels on www.ryanair.com. Through the launch of Ryanair bingo and instant win games, Jackpotjoy will be able to reach millions of new customers through the enormous home page traffic of ryanair.com, Europe's largest travel website.

Jackpotjoy.com's simple layout requires no software downloads and provides easy browsing for customers, making the Ryanair Bingo and instant win gaming experience much more enjoyable. For the first week, all Ryanair Bingo and instant win customers will receive a free flight* as a special introductory offer, when they play any one of the 80 plus games available, as well as access to weekly jackpots in excess of GBP200,000.

Announcing the new partnership with Jackpotjoy.com, Michael O'Leary, Ryanair's CEO, said:

        "When it comes to getting good odds and great value, there is no better place than www.ryanair.com. Finding a cheap flight is a racing certainty and now our passengers will have the chance to enjoy a flutter on Ryanair Bingo and instant win with just some of the money they have saved. We are delighted to have agreed this new deal with Jackpotjoy.com and expect it to assist us in offering the lowest fares of any airline in Europe by some margin".

Noel Hayden, CEO of Jackpotjoy.com said:

        "This partnership is great news for Ryanair's passengers who will now enjoy Jackpotjoy.com's second to none gaming experience. With over GBP45 million in winnings paid monthly; we look forward to giving Ryanair's passengers a chance to win the UK's biggest online jackpots on over 80 fantastic games. Jackpotjoy.com's huge appeal has already made it the fastest growing internet site in the UK and this partnership will further extend that growth".

        Click here to play now

* Subjecting to opening an account and registering with Ryanair Bingo / Jackpotjoy.com. Subject to availability. Taxes and charges excluded.


Ends.                             Wednesday, 1st November 2006


Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228             Tel: 00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 November 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director